UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-51518

CHEM RX CORPORATION
(Exact name of registrant as specified in its charter)

750 Park Place
Long Beach, New York 11561
(516) 889-8770
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units consisting of one share of Common Stock, par value $0.0001 per share, and two Redeemable Common Stock Purchase Warrants
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒	**

Approximate number of holders of record as of the certification or notice date: 6
______________________

** The registrant’s units, consisting of one share of common stock and two redeemable common stock purchase warrants, were held of record by less than 300 persons on the first day of the fiscal year commencing on January 1, 2010.  In addition to suspending and terminating its duty to file reports arising under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the registrant is filing this Form 15 to provide notice of the statutory suspension of its filing obligation and indicate its intention to cease filing reports with the Commission under Section 15(d) of the Exchange Act.  As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.

Pursuant to the requirements of the Securities Exchange Act of 1934, Chem Rx Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2010	By:	/s/ Gary M. Jacobs
Name: Gary M. Jacobs
Title: Chief Financial Officer